FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March, 2009
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Material Fact, dated March 31, 2009, regarding Grupo Santander’s reaching of an agreement with the International Petroleum Investment Company of the Emirate of Abu Dhabi for the sale to the latter of its 32.5% stake in Cepsa

MATERIAL FACT
Grupo Santander announces that it has reached agreement with the International Petroleum Investment Company of the Emirate of Abu Dhabi for the sale to the latter of its 32.5% stake in Cepsa, at a price of 33 euros per share, which if applicable would be reduced by the amount of any dividends paid, prior to the closing of the transaction, charged to the 2009 financial year. With this transaction, the historical annual return for Grupo Santander derived from its investment in Cepsa has been 13%. The sale has no impact on Grupo Santander’s earnings since this holding in Cepsa has been entered in the accounts under the equity method.
The transaction is subject to certain conditions, which include the obtaining of the appropriate regulatory authorisations and the closing of the financing.
Boadilla del Monte (Madrid), 31st March 2009

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: March 31, 2009	By:	/s/ José Antonio Álvarez

Name: José Antonio Álvarez
Title: Executive Vice President